UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14D–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SAGENT PHARMACEUTICALS, INC.
(Name of Subject Company)

SHEPARD VISION, INC.
a wholly owned Subsidiary of

NICHI-IKO PHARMACEUTICAL CO., LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

786692103
(Cusip Number of Class of Securities)

Kenji Matsuyama
Senior Director
Nichi-Iko Pharmaceutical Co., Ltd.
5-4 Nihonbashi-Honcho 1-chome
Chuo-ku, Tokyo, Japan 103-0023
+81-3-3276-0215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Toby S. Myerson
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐
Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third–party tender offer subject to Rule 14d–1.
☐ issuer tender offer subject to Rule 13e–4.
☐ going–private transaction subject to Rule 13e–3
☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e—4(i) (Cross—Border Issuer Tender Offer)
☐ Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Shepard Vision, Inc. (the “Offeror”), a Delaware corporation and a wholly owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation listed on the Tokyo Stock Exchange, for all of the shares of common stock of Sagent Pharmaceuticals, Inc., a Delaware corporation (“Sagent” or the “Company”), par value $0.01 per share, that are issued and outstanding, upon the terms and subject to the conditions as shall be set forth in the planned tender offer.

The exhibits filed herewith are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this filing has not commenced. At the time the offer is commenced, the Offeror will file a tender offer statement on Schedule TO with the Securities and Exchange Commission with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sagent’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Index No.

(a)(5)(i)	IR presentation issued by Nichi-Iko Pharmaceutical Co., Ltd., dated as of July 11, 2016.